Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.”

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus in consumer products and low emission BBQ charcoal. After a series of re-organizations and strategic changes, through our operating subsidiaries and entities controlled through VIE agreements, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Notes 1 and 21 of the footnotes accompanying the financial statements included in this report.

Due to business strategic changes, during six months ended June 30, 2021 the Company merged its trading segment into its consumer products segment. . As a result, the Company had two reporting segments,  consumer product segment and electric vehicle segment.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

We are in the process to transform our business to focus more on the specialty electric vehicles (EVs) market. Our acquisition of Shangchi Automobile completed in the second quarter of 2017, and we recently established two subsidiaries in Zhejiang to shift our business strategy and focus on researching, developing and selling specialty EVs, such as electric driverless street sweepers. We are building our presence methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EVs rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV segment, which we expect will be a key long-term growth driver for us. We expect our specialty EV business, especially driverless street sweepers, will grow with the growing sensitivity to cleaner environments and the demand for zero-emission vehicles, as well as favorable government policies and support in terms of subsidies, grants and/or tax rebates.

During the six months ended June 30, 2021, we increased our investment significantly for the smart electric sanitation vehicles which are designed to be used in closed industrial parks and residential communities. As of the date of this filing, we have invested approximately $9.4 million in research and development activities and have successfully manufactured two prototype vehicles and expect to receive orders from potential customers in the near future.

If our expansions into these new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. There could be trends, uncertainties or events that may have a material effect on our sales or revenue of consumer products. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact Our Business and Operating Results

We have seen negative impact of unfavorable government policy regarding rebates upon our EV business in recent years. In addition, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal-based consumer products are currently not subject to such government restrictions; however, any future changes in the government’s policy on the bamboo charcoal industry may have a negative effect on the supply of our raw materials.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal-based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal-based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

Our BBQ charcoals also face competition from similar products that are not made of bamboo-based charcoal. For example, our Algold brand shisha charcoal competes with Shaxian Jinlu Charcoal Factory. While our shisha charcoal is a popular bamboo-charcoal based product, the competitor product is more popular but not bamboo-charcoal based. Our other key international competitors in this area include Haiwan International Trading Co., Ltd., Nanxiong Guizhu Charcoal Co., Ltd. and Shaoguan Libao Daily Sundry Co., Ltd. In addition to these companies, we compete domestically with Fujian Zhuhai Charcoal Co., Ltd., Jiangshan Green Charcoal Co., Ltd., Pujiang Fuli Bamboo & Wood Co., Ltd. and Sanhe Senyuan Charcoal Co., Ltd.

Some of Our Products are Subject to Cyclical Sales

Our BBQ charcoal products and solid bamboo charcoal products are subject to cyclical sales. We typically see our highest sales of BBQ charcoal products in April and May and then again between August and October. The first peak marks our customers’ preparation for the summer outdoor barbeque season, and the second peak is related to their purchase of our BBQ charcoal products for heating and cooking indoors in the colder months.

The peak season for our solid bamboo charcoal products is between October and November, and sales are lowest in February and March as a result of Chinese New Year, as consumers tend to purchase such products prior to the holiday, rather than after.

While we have seen higher sales near the end of the year for our liquid products, we believe our sales volume for such products is too low to consider such fluctuations cyclical. As such products are primarily for export, demand for our liquid products is most likely to be affected by seasonal and other fluctuations in the purchasing country rather than in China.

Notwithstanding the effects of seasonality, we believe the key drivers for us to maintain a competitive position in the market and positive financial performance continue to be brand recognition, product innovation and the application of new technology.

COVID-19

Our operations are affected by the recent and ongoing outbreak of the COVID-19 which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak has caused lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

As of the date of this report, the COVID-19 outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to our operations.

Results of Operation

The following table summarizes the selected results of our operation during the six months ended June 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Six months ended June 30,		Six months ended June 30,
	2021		2020
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$20,633	100.0%	$22,890	100.0%	$(2,257)	(9.9)%
Cost of revenues	16,660	80.7%	19,817	86.6%	(3,157)	(15.9)%
Gross profit	3,973	19.3%	3,073	13.4%	900	29.3%

Operating expenses
Selling expenses	122	0.6%	201	0.9%	(79)	(39.3)%
General and administrative expenses	1,399	6.8%	764	3.3%	635	83.1%
Share based compensation	1,840	8.9%	—	—%	1,840	100.0%
Research and development expenses	6,352	30.8%	303	1.3%	6,049	1,996.4%
Total operating expenses	9,713	47.1%	1,268	5.5%	8,445	666.0%

(Loss) income from operations	(5,740)	(27.8)%	1,805	7.9%	(7,545)	(418.0)%

Other income (expenses)
Interest income	58	0.3%	18	0.1%	40	222.2%
Interest expense	(138)	(0.7)%	(185)	(0.8)%	47	(25.4)%
Rental income from a related party	67	0.3%	—	—%	67	100.0%
Other income	49	0.2%	18	0.1%	31	172.2%
Total other income (expenses)	36	0.2%	(149)	(0.7)%	185	(124.2)%

(Loss) income before provision for income taxes	(5,704)	(27.6)%	1,656	7.2%	(7,360)	(444.4)%
Provision for income taxes	1,048	5.1%	685	3.0%	363	53.0%

Net (loss) income	(6,752)	(32.7)%	971	4.2%	(7,723)	(795.4)%
Net (loss) income attributable to common stockholders of Tantech Holding Inc.	$(6,570)	(31.8)%	$1,224	5.3%	$(7,794)	(636.8)%

Revenues: revenues decreased by approximately $2.3 million, or 9.9%, to approximately $20.6 million in the six months ended June 30, 2021 from approximately $22.9 million in the same period of 2020. The decrease was mainly attributable to the decrease of the sales volume of our consumer products.

Consumer product segment

Revenues from consumer product segment decreased by $2.0 million, or 9.0%, to $20.4 million in the six months ended June 30, 2021 from $22.5 million in the same period of 2020. During the six months ended June 30, 2020, in order to combat the COVID-19pandemic, we increased our production capacity and also purchased charcoal-based products from third-party vendors to meet the surging demands of bamboo charcoal used for active charcoal masks, air purification and sanitation products. During the six months ended June 30, 2021because the spread of COVID-19 has been effectively controlled in China, market demand appears to have slowed down as compared to the same period last year. As a result, our sales were mainly from the products manufactured by our own facilities. However, we were able to increase our profit margin as compared to the same period last year by producing our cosumer products in our own facilities rather than relying on third party production.

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which was renamed as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in the electric vehicle market and broadens the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $0.2 million in the six months ended June 30, 2021, as compared to sales of approximately $0.4 million in the same period of 2020. The revenue was mainly from the commission income in connection with fuel minibuses and electric specialty vehicles sold on behalf of other manufacturers.

The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. However, due to delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles, from fiscal 2019, we decided to temporarily slow down EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019.

Cost of revenues:

Our cost of revenues decreased by approximately $3.2 million or 15.9% to approximately $16.7 million in the six months ended June 30, 2021 from approximately $19.8 million in the same period of 2020. As a percentage of revenues, the cost of revenue decreased to 80.7% in the six months ended June 30, 2021 from 86.6% in the same period of 2020.

The decrease in cost of revenues as a percentage of revenues in the six months ended June 30, 2021 was mainly attributable to the decreased cost of revenues from our consumer product segment due to lower sales volume and lower costs because we were able to produce the charcoal-based products in our owns facilities. During the same period last year, we had to purchase additional products from third party vendors to meet the surging market demand because of the COVID-19.

Gross profit:

Our gross profit increased by approximately $0.9 million, or 29.3% to approximately $4.0 million in the six months ended June 30, 2021 from approximately $3.1 million in the same period of 2020. The gross profit margin was 19.3% in the six months ended June 30, 2021, as compared to 13.4% in the same period of 2020. On a segment basis, gross margins for consumer product and EV segments were 19.1% and 38.5%, respectively, for the six months ended June 30, 2021, compared to 13.6% and 5.3%, respectively, for the six months ended June 30, 2020. The increase in overall gross margin was primarily attributable to the higher average selling price of our charcoal-based products, offset by the decease of selling volume as compared to the same period last year.

Selling expenses:

Selling expenses were approximately $0.1 million in the six months ended June 30, 2021 and approximately $0.2 million in the same period of 2020. As a percentage of sales, our selling expenses were 0.6% of revenues in the six months ended June 30, 2021, as compared to 0.9% of revenues in the same period of 2020.

General and administrative expenses:

Our general and administrative expenses increased by approximately $0.6 million or 83.1%, to approximately $1.4 million in the six months ended June 30, 2021 from approximately $0.8 million in the same period of 2020. As a percentage of revenues, general and administrative expenses increased to 6.8% in the six months ended June 30, 2021, compared to 3.3% in the same period of 2020. The increase was primarily attributable to an increase of approximately $0.2 million in professional and consulting expenses, an increase of approximately $0.1 million in rent expense and an increase of approximately $0.1 million in salary expenses as compared to the same period of 2020.

Research and development expenses

Research and development expenses increased by $6.0 million, or 1,996.4%, to $6.4 million in the six months ended June 30, 2021 from $0.3 million in the same period of 2020. The increase was primarily due to the R&D activities in connection with our EV segment. During the six months ended June 30, 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured two prototype model vehicles and expect to receive orders from potential customers in the near future.

Share based compensation

For the six months ended June 30, 2021, the Company recorded share-based compensation of approximately $1.8 million. The Company issued 1,600,000 common shares to its employees under the Company’s 2014 Share Incentive Plan in May 2021.

Total operating expenses

Total operating expenses increased by $8.4 million, or 666.0%, to $9.7 million in the six months ended June 30, 2021 from $1.3 million in the same period of 2020, which was mainly due to increased research and development expenses of $6.0 million and increased share based compensation expenses of $1.8 million for the six months ended June 30, 2021 as compared to the same period of 2020.

Interest expenses

Our interest expenses decreased by approximately $0.05 million, or 25.4% to approximately $0.14 million in the six months ended June 30, 2021, from approximately $0.18 million in the same period of 2020. The decrease in interest expense was mainly due to lower loan balance compared to the same period of 2020.

Other income (expense)

Other income was $0.12 million in the six months ended June 30, 2021 and approximately $0.02 million in the same period of 2020. For the six months ended June 30, 2021, other income was primarily related to the $0.07 million rental income from a related party and $0.05 million government subsidy income. For the same period of 2020, other income was primarily related to the $0.01 million government subsidy income.

Income (loss) before income taxes

Our loss before income tax was approximately $5.7 million for the six months ended June 30, 2021, compared to an income before income tax of approximately $1.7 million for the six months ended June 30, 2020.

Income taxes expense (benefit)

Our provision for income taxes was approximately $1.0 million in the six months ended June 30, 2021, an increase of approximately $0.4 million or 53.0% from approximately $0.7 million in the same period of 2020. The increase was mainly due to an increase in income before income taxes for our charcoal-based product manufacturing subsidies. No income taxes benefit was recognized for our EV related subsidiaries due to uncertainty of utilization of accumulated losses.

 Net income (loss) attributable to common stockholders

Our net loss attributable to common stockholders was approximately $6.6 million in the six months ended June 30, 2021, a change of approximately $7.8 million as compared to a net income of approximately $1.2 million in the same period of 2020. The change was attributable to the factors described above.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

For the six months ended June 30, 2021, the Company had a significant decrease in income from operations and net incomeand had negative cash flows from its operations.

For its consumer product segment, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers. In addition, as a result of negative impact of COVID-19, the Company reduced its consumer product manufacturing activities in fiscal 2020. Meanwhile, the Electric Vehicle (the “EV”) segment is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles. During the year ended December 31, 2020, the Company established two subsidiaries to focus on developing and manufacturing of smart electric sanitation vehicles used in closed industrial parks or residential communities. During the six months ended June 30, 2021, the Company had incurred approximately in $6.4 million research and development costs on its smart electric sanitation vehicles designed to be used in industrial parks and residential communities.

In June 2021, the Company successfully completed an equity financing which resulted in net proceeds of $6.9 million. In addition, the Company obtained net proceeds of $9.1 million and $5.6 million from equity financings in November 2020 and September 2017, respectively. As a result, the Company had approximately $40.7 million cash on hand as of June 30, 2021. Although the Company maintained a positive working capital as of June 30, 2021, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business.

The Company currently plans to fund its operations mainly through renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credit worthy customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2021.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2021. The Company plans to fund the EV segment through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

Further, although our PRC subsidiaries do not have restrictions required by the lender to pay dividends or make other payments to us, the lender may impose such restriction in the future. In addition, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and its ability to pay dividends out of its earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

As of June 30, 2021, we had cash and restricted cash of approximately $40.7 million. Our current assets were approximately $86.2 million and our current liabilities were approximately $18.0 million, which resulted in a current ratio of 4.8:1. Total stockholders’ equity as of June 30, 2021 was approximately $102.5 million.

Our accounts receivable turnover in days were 313 days and 319 days for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided bad debt allowance of $3.7 million against the aged accounts receivable balances. Subsequent to June 30, 2021 and through September 30, 2021, the Company collected $10.4 million or 29% of the accounts receivable balance as of June 30, 2021.

As of June 30, 2021 and December 31, 2020, the Company had significant advances to suppliers of approximately $7.1 million and $6.9 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tightened environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Six months	Six months
	ended June 30,	ended June 30,
	2021	2020
Net cash (used in) provided by operating activities	$(1,656)	$2,440
Net cash (used in) provided by investing activities	(5)	12
Net cash provided by financing activities	4,714	521
Effect of exchange rate changes on cash, restricted cash and cash equivalents	319	(198)
Net increase in cash, restricted cash and cash equivalents	3,372	2,775
Cash, restricted cash and cash equivalents, beginning of period	37,339	12,646
Cash, restricted cash and cash equivalents, end of period	$40,711	$15,422

Operating Activities

Net cash used in operating activities was approximately $1.7 million in the six months ended June 30, 2021, compared to cash provided by operating activities of approximately $2.4 million in the same period of 2020. The change in net cash used in operating activities was primarily attributable to the following factors:

●	The Company had a net loss of $6.8 million in the six months ended June 30, 2021, a change of $7.7 million compared to a net income of $971,195 in the same period of 2020;
●	An increase of $1.6 million in accounts receivable due to slows collection; and
●	A decrease of $0.9 million in accrued liabilities and other payables;

Offset by the impacts from the following factors;

●	An increase of $2.9 million in customer deposits, which was advance from sales of the second half of the year;
●	Non cash adjustment of $2.6 million, which primarily consisted of $1.8 million in share-based compensation;
●	A reduction of $1.5 million in advances to supplier due to receipt of materials.

Net cash used in investing activities was $5,086 in the six months ended June 30, 2021, compared to net cash provided by investing activities of $11,926 in the same period of 2020. The investing activities was primarily attributable to purchasing of equipment in connection with our business activities.

Net cash provided by financing activities was $4.7 million in the six months ended June 30, 2021, compared to net cash provided by financing activities of $0.5 million in the same period of 2020. Net cash provided by financing activities in the six months ended June 30, 2021 was primarily due to an offering of 5,380,000 common shares at a price of $1.30 per share, which resulted in net proceeds of approximately $6.9 million after deducting legal costs related to the offering, offset by net repayment of approximately $1.8 million for bank acceptance notes payable and net repayment of $0.5 million of loans from banks, related parties and third parties.

Our primary source of cash is currently generated from the sales of our products and bank borrowings, as well as equity financings. In the coming years, we are planning to continue to raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

As of June 30, 2021, the balance of our bank loans was approximately $5.3 million. Our outstanding balance of bank acceptance notes was $nil as of June 30, 2021.

As of June 30, 2021, the details of all our short-term bank loans are as follows:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Shanghai Pudong Development Bank	April 7, 2021	12 months	$2,323,500
2	Short-term bank loan	Bank of China	July 9, 2020	12 months	$2,989,570

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,478,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The company repaid $154,900 (RMB 1 million) as required during the six months ended June 30, 2021. The Company further repaid $154,900 (RMB 1 million) in August 2021.

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,989,570 (RMB 19,300,000) for one year with fixed annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon its maturity in July 2021.

On July 2, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.6 million (RMB 17,080,000) for six months with fixed annual interest rate of 4.65%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing or public offering based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of June 30, 2021 and December 31, 2020. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of June 30, 2021 and December 31, 2020.

	As of	As of
	June 30,	December 31,
	2021	2020
Statutory Reserves	$6,437,506	$6,437,506
Total Restricted Net Assets	$6,437,506	$6,437,506
Consolidated Net Assets	$102,493,776	$99,491,388
Restricted Net Assets as Percentage of Consolidated Net Assets	6.3%	6.5%

Total restricted net assets accounted for approximately 6.3% and 6.5% of our consolidated net assets as of June 30, 2021 and December 31, 2020 respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $5,086 and $9,524 for the six months ended June 30, 2021 and 2020, respectively, for the purchasing of equipment in connection with our business activities.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our offerings through issuance of common stocks and other sources to fund capital expenditure commitments in the future.

C. Research and development, patents and licenses, etc.

We are committed to researching and developing applications of bamboo charcoal, activated bamboo charcoal and EVs such as street sweepers. We believe scientific and technological innovations will help the Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Our R&D team is well educated and has far-reaching research capabilities. The R&D team has 3 dedicated researchers and analysts, with one focusing on Charcoal Doctor product development and applications, and two focusing on developing vehicle products such as street sweepers. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

We are collaborating with technology companies and consultants on developing specialty EVs, and plan to invest heavily in this area in 2021. Since the end of the year ended December 31, 2020, we have significantly increased our research and development speeding.

Our Intellectual Property

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 38 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2022. This website is not part of this report and is not incorporated by reference herein.

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products and five patents on vehicles. Since the filing of our annual report for the year ended December 31, 2020, we have obtained the following patents, which are effective as of the date of application.

Recent Renewed Patents on Vehicles

Patent
Patent Description	Holder	Type	Application	Expiration	Patent Number
Energy-absorbing and anti-collision equipment on side of fuel tank	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022776533.2
Variable light front windshield	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022779980.3
Sound insulation and noise prevention hood with reinforcing ribs for front engine	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022605348.7
Multifunctional expanding bucket for sweeping vehicle	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022601008.7

D. Trend information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Off-balance Sheet Arrangements

Except for the above-mentioned guaranty, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company determined that adopting this guidance will not have a material impact on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2021, which consists of our short-term loan agreements and due to related parties:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-Term Debt Obligations	$5,313,070	$5,313,070	$—	$—	$—
Due to related parties	2,194,460	2,194,460	—	—	—
Total	$7,507,530	$7,507,530	$—	$—	$—